Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus to present at the 2009 IPAA Oil and Gas Investment Symposium

     <<
     TSX: ERF.UN
     NYSE: ERF
     >>

     CALGARY, April 15 /CNW/ - Enerplus is pleased to advise that Mr. Gordon
J. Kerr, President and CEO, will provide an update on the Fund's activities via a presentation at the 2009 IPAA Oil and Gas Investment Symposium in New
York on Tuesday, April 21, 2009 at 8:45 AM EST. Investors are invited to listen to a live audiocast of the presentation at:

     http://www.investorcalendar.com/CEPage.asp?ID=143765

     Enerplus is an income-oriented investment in the oil and gas industry.
Established in 1986, we are one of Canada's oldest and largest independent oil and gas producers. We have built a balanced and diversified portfolio of producing properties across western Canada and the United States with a focus on large resource plays that offer predictable production and repeatable, low-risk development opportunities.
     Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".
     An electronic copy of this presentation as well as copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 15:52e 15-APR-09